Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES DEFINITIVE
AGREEMENTS FOR A LARGE SCALE LUXURY MIXED
USE PROJECT IN BANGALORE, INDIA

Tel-Aviv, Israel, October  22, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI”) today announced that on October 18, 2007 its wholly owned subsidiary has entered into definitive agreements with one of the leading developers in Bangalore, India (the "Partner") for the joint development of a large scale mixed-use project located in Bangalore, Karnataka, India.

The Project, which will be developed through an Indian company to be held in equal parts by EMI and the Partner (the "JV Company"), will be built in an upscale section of Bangalore, on an area of approximately 200 acres (by way of direct ownership) and additional areas through joint development rights.  The Project is planned to include (i) high class residential neighborhoods with amenities such as a golf course, club houses, swimming pools, tennis courts, sports facilities and other recreation areas; (ii) office complexes and IT parks; (iii)  a luxury 5 star+  hotel; (iv) a serviced apartments facility; (v) a hospital; and (vi) a major retail facility. The total built up area of the entire planned project will exceed 2 million square meters (approximately 21 million square feet), subject to obtaining the requisite permits and approvals under applicable law.

Construction of the Project is anticipated to commence within the next twelve months, and will be executed in stages to be completed within 3 to 5 years thereafter. The Project is the largest development project undertaken in the Bangalore area to date.

Consummation of the transaction will be accomplished in stages, and is subject to the fulfillment of certain conditions. EMI previously paid an advance of approximately $50 million towards the purchase price of the land, pursuant to the provisions of the Framework Heads of Terms signed on June 5, 2007 (as reported in the press release dated June 7, 2007).

The total anticipated investment by EMI and its subsidiaries in the acquisition of the Project land is estimated to exceed $ 150 million, depending on the final area of land to be acquired.  Based on the current preliminary designs and market assessments, it is anticipated that the revenues generated from the Project will exceed $4 billion.

EMI intends to offer to its controlled subsidiary company, Plaza Centers NV (LSE: PLAZ) to take up a 50% participation in EMI’s share of the joint venture. Plaza Centers’ participation requires the approval of its various corporate organs.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented, “We are extremely pleased to announce the signing of binding and definitive agreements with a joint venture partner for this huge project, which is impressive in its scope even by Indian standards, and will certainly be the largest of its kind in Bangalore. This project also signals the expansion of the focus of our Indian activities beyond shopping malls and hotels to include up-market residential construction with ancillary amenities, as well as commercial units and office complexes, and hospitals. The Company brings with it twelve years of experience from its activities in Europe, where the Elbit Imaging Group through its subsidiary Plaza Centers is now the leading developer of shopping and entertainment centers on that continent. We believe that this wealth of know-how and expertise will assist the Group in attaining a similar standing on the Indian sub-continent. ”

The Executive Vice Chairman of the Board of Directors of the Company, Mr. Abraham (Rami) Goren, who heads the Company’s activities in India, commented, “The signing of these agreements marks a significant milestone in the considerable efforts of the Company over the course of the last eighteen months to establish a foothold in the challenging Indian market. We are joining forces with one of the most  respected and accomplished property developers in Bangalore, to jointly execute the largest and most prestigious project of its type, that this capital of the Indian emergence of new economy has yet seen. The conclusion of these agreements places the Company firmly on the map as one of the most dynamic and committed foreign investors in the Indian real estate market.”

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and  sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation,  management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on June 30, 2007.
For Further Information:
Company Contact	Investor Contact
Oren Kolton	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
orenk@elbitimaging.com	rlevine@hfgcg.com